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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-36044

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

AHT FINANCIAL GROUP, LTD.

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 NORTH HOUGH STREET
(No. and Street)

BARRINGTON	ILLINOIS	60010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE G. HEMSLEY	(847) 381-7314
	(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

mm

AHT FINANCIAL GROUP, LTD.
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2010

A S S E T S

CURRENT ASSETS				
Cash			$	8,205
Commissions Receivable				5,560
Securities Positions at Fair Value				6,066
Due From Stockholder				680
Total Current Assets			$	20,511
TOTAL ASSETS			$	20,511

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES				
Accounts Payable			$	5,965
Total Current Liabilities			$	5,965
Total Liabilities			$	5,965
STOCKHOLDERS' EQUITY				
Capital Stock - Common; $1.00 Par Value; 20,000 Shares Authorized; 4,500 Shares Issued and Outstanding	$	4,500		
Additional Paid In Capital		1,900		
Retained Earnings		8,146	$	14,546
Total Stockholders' Equity			$	14,546
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY			$	20,511

The accompanying notes to the financial statements are an integral part of this statement.

AHT FINANCIAL GROUP, LTD.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

AHT Financial Group, Ltd (the Company) is an Illinois corporation, which was formed on April 4, 1986. The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as a brokerage firm, generating commission income, introducing customers to Mutual Funds.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Income Recognition

Securities transactions in regular-way trades are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at fair value. Commissions are recognized when earned, in compliance with accounting principles generally accepted in the United States of America.

Income Taxes

The Company's stockholder has elected to be taxed as an S-Corporation; therefore the Company's income flows through to its stockholder's tax return. As a result, no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company occupies office space owned by an affiliated company. The Company's president and shareholder is the principal of the affiliated company. At December 31, 2010 Company had no outstanding accounts receivable from, or payable to, the affiliated company.

NOTE 4 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or for liabilities the Company has the ability to assess.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2010, the Company did not have any level 2 or level 3 inputs.

NOTE 5- FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair value for over-the-counter (OTC) derivative financial instruments, principally, forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments. The Company has traded no derivatives during the year ended December 31, 2010. Unrealized gains or losses on these derivative contracts would be recognized currently in the statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging,* as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial statements.

NOTE 6- CONCENTRATION OF CREDIT RISK

The Company can engage in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions would be entered into to conduct trading activities, and manage market risks, and would, therefore, be subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. The Company has traded no derivatives during the year ended December 31, 2010.

In addition, the Company can sell securities that it does not currently own and would therefore be obligated to purchase such securities at a future date. The Company would record these obligations in the financial statements at the fair values of the related securities and would incur a loss if the fair value of the securities subsequently increases. The Company has traded no derivatives during the year ended December 31, 2010.

NOTE 8- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2010 the Company had net capital and net capital requirements of $8,185 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 72.9%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 9- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no adjustments were required as of December 31, 2010.

NOTE 10 - CONTINGENCIES

The Company's management has evaluated the effects of its adoption of FASB ASC 740, *Income Taxes*, to the Company as of December 31, 2010, and has determined that no provision for income tax is required in the financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies*, which requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can reasonably be estimated. There is no income tax liability for uncertain tax positions to be recognized in the accompanying financial statements.

NOTE 11 - SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC 855, *Subsequent Events*, management has evaluated subsequent events through February 21, 2011, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustments to, or disclosures in, the Company's financial statements.

AHT FINANCIAL GROUP, LTD.
(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2010